S.R. BATLIBOI & ASSOCIATES LLP
Chartered Accountants

67, Institutional Area
Sector 44, Gurugram - 122 003
Haryana, India
Tel: +91 124 681 6000

Independent Auditor's Review Report on the Quarterly and Year to Date Unaudited Standalone Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to
The Board of Directors
Yatra Online Limited (formerly known as Yatra Online Private Limited)

1. We have reviewed the accompanying statement of unaudited standalone financial results of Yatra Online Limited (formerly known as Yatra Online Private Limited) (the "Company") for the quarter ended September 30, 2023 and year to date from April 1, 2023 to September 30, 2023 (the "Statement") attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the "Listing Regulations").

2. The Company's Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) "Interim Financial Reporting" prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The Statement has been approved by the Company's Board of Directors. Our responsibility is to express a conclusion on the Statement based on our review.

3. We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4. Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standards ('Ind AS') specified under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

S.R. Batliboi & Associates LLP
Gurugram

5. The figures for the quarter and six month period ended September 30, 2022 as reported in the Statement have been approved by the Company's Board of Directors, but have not been subjected to a limited review.

For S.R. BATLIBOI & ASSOCIATES LLP
Chartered Accountants
ICAI Firm registration number: 101049W/E300004

per Yogender Seth
Partner
Membership No.: 094524

UDIN: 23094524BGYIDM4225

Place: New Delhi
November 14, 2023

Yatra Online Limited
(Formerly known as Yatra Online Private Limited)
Regd. Off: B2/101, 1st Floor Marathon Innova, Marathon Nextgen Complex, B Wing, G. Kadam Marg, Opp. Peninsula Corp Park, Lower Parel (W), Mumbai, Maharashtra, India – 400 013
Corp. Off: Gulf Adiba, Plot 272, 4th Floor, Udyog Vihar, Sector 20, Phase II, Gurugram, Haryana, India – 122 008
Website: www.yatra.com; E-mail: investors@yatra.com
CIN: U63040MH2005PLC158404

Statement of Unaudited Standalone Financial Results for the quarter and six months ended September 30, 2023

(Amount in millions INR, unless otherwise stated)

Particulars	Quarter ended			Six Months Ended		Year ended
	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022	March 31, 2023
	Unaudited	Unaudited	Unaudited (Refer Note 4)	Unaudited	Unaudited (Refer Note 4)	Audited
Income						
Revenue from operations	640.32	786.54	506.06	1,426.86	1,073.77	2,593.55
Other income	16.35	18.97	41.53	35.30	67.96	96.76
Total income	656.67	805.51	547.59	1,462.16	1,141.73	2,690.31
Expenses						
Service cost	157.61	215.33	83.67	372.94	218.75	624.63
Employee benefit expenses	238.18	140.80	154.07	378.98	312.77	634.29
Marketing and sales promotion expenses	118.56	125.72	80.82	244.28	119.78	324.15
Payment Gateway charges	116.13	123.91	85.07	240.04	183.84	360.22
Depreciation and amortisation	39.69	44.16	41.36	83.85	85.50	166.98
Finance costs	40.50	41.72	34.25	82.22	64.32	150.45
Other expenses	93.56	117.43	86.58	210.99	177.45	420.93
Listing and related expenses	68.22	(13.98)	6.24	54.24	16.93	25.54
Total expenses	872.41	795.09	583.21	1,667.50	1,171.11	2,709.25
Profit/(Loss) before exceptional item and tax	(215.74)	10.42	(35.62)	(205.34)	(29.38)	(28.94)
Exceptional items	-	-	-	-	1	1
Profit/(Loss) before tax for the period/year	(215.74)	10.42	(35.62)	(205.34)	(30.38)	(29.94)
Tax expense						
Current tax expense	-	-	-	-	-	-
Deferred tax (benefit)/expense	-	-	-	-	-	-
Profit/(Loss) for the period/year	(215.74)	10.42	(35.62)	(205.34)	(30.38)	(29.94)
Other Comprehensive Income						
Items that will not be reclassified subsequently to profit or loss						
Remeasurement loss/ (gain) on defined benefit plan	(0.11)	1.08	3.43	0.97	2.11	2.36
Income tax expense/ (gain) related to items that will not be reclassified through profit or loss	-	-	-	-	-	-
Other comprehensive income for the year, net of income tax	(0.11)	1.08	3.43	0.97	2.11	2.36
Total comprehensive income/(loss) for the period/year	(215.63)	9.34	(39.05)	(206.31)	(32.49)	(32.30)
Paid up equity share capital	156.92	114.52	110.89	156.92	101.89	114.52
Face value of the share	1	1	1	1	1	1
Earnings/(Loss) per share of face value INR 1 each						
Basic Earnings/(loss) per share	(1.38)	0.09	(0.32)	(1.77)	(0.27)	(0.27)
Diluted Earnings/(loss) per share	(1.38)	0.09	(0.32)	(1.77)	(0.27)	(0.27)

S.R. Batliboi & Associates LLP
Gurugram

YATRA ONLINE LIMITED

Yatra Online Limited
(formerly known as Yatra Online Private Limited)
Regd. Off.: B2/101, 1st Floor Marathon Innova, Marathon Nextgen Complex, B Wing, G. Kadam Marg, Opp. Peninsula Corp Park, Lower Parel (W), Mumbai, Maharashtra, India – 400 013
Corp. Off.: Gulf Adiha, Plot 272, 4th Floor, Udyog Vihar, Sector 20, Phase II, Gurugram, Haryana, India – 122008
Website: www.yatra.com; E-mail: investors@yatra.com
CIN: U63040MH2005PLC158404

Unaudited Standalone Statement of Assets and Liabilities as at September 30, 2023

(Amount in millions INR, unless otherwise stated)

Particulars	As At	
	September 30, 2023	March 31, 2023
	Unaudited	Audited
ASSETS		
Non-current assets		
Property, plant and equipment	40.19	39.02
Right-of-use assets	171.05	194.63
Intangible assets	205.00	164.66
Intangible assets under development	31.78	39.09
Investment in subsidiaries and joint ventures	1,404.70	1,404.70
Financial assets		
Term deposits	1,908.84	-
Other financial assets	31.19	46.63
Other non-current assets	130.91	129.00
Income tax assets (net)	198.37	167.79
Total non-current assets	**4,122.03**	**2,185.52**
Current assets		
Contract assets	266.11	185.99
Financial assets		
Loans	2.89	2.60
Trade receivables	2,605.98	1,926.54
Cash and cash equivalents	3,965.56	254.76
Other bank balances	302.35	320.20
Other financial assets	43.91	10.48
Other current assets	669.38	491.12
Total current assets	**7,856.18**	**3,191.69**
Total assets	**11,978.21**	**5,378.21**
EQUITY AND LIABILITIES		
Equity		
Equity Share Capital	156.92	114.52
Other equity		
Securities premium	22,162.09	16,373.73
Retained earnings	(15,903.47)	(15,697.10)
Deemed capital contribution by ultimate holding company	562.76	562.76
Total equity	**6,978.30**	**1,354.91**
Non-current liabilities		
Financial liabilities		
Borrowings	272.90	207.28
Trade payables		
- total outstanding dues of creditors other than micro enterprises and small enterprises	-	-
Lease liabilities	175.93	200.40
Provisions	25.49	24.79
Total non-current liabilities	**474.32**	**432.47**
Current liabilities		
Financial liabilities		
Borrowings	788.54	609.59
Trade payables		
- total outstanding dues of micro enterprises and small enterprises	1.43	6.75
- total outstanding dues of creditors other than micro enterprises and small enterprises	1,929.85	1,375.79
Lease liabilities	47.03	44.19
Other financial liabilities	1,122.78	1,035.20
Provisions	32.13	36.43
Deferred revenue	5.89	45.75
Other current liabilities	597.94	437.13
Total current liabilities	**4,525.59**	**3,590.83**
Total liabilities	**4,999.91**	**4,023.30**
Total equity and liabilities	**11,978.21**	**5,378.21**

S.R. Batliboi & Associates LLP * Gurugram *

YATRA ONLINE LIMITED

Yatra Online Limited
(formerly known as Yatra Online Private Limited)
Regd. Off.: B2/101, 1st Floor Marathon Innova, Marathon Nextgen Complex, B Wing, G. Kadam Marg, Opp. Peninsula Corp Park, Lower Parel (W), Mumbai, Maharashtra, India – 400 013
Corp. Off.: Gulf Adiba, Plot 272, 4th Floor, Udyog Vihar, Sector 20, Phase II, Gurugram, Haryana, India – 122008
Website: www.yatra.com; E-mail: investors@yatra.com
CIN: U63040MH2005PLC158404

Unaudited Standalone Statement of Cash Flows for the six month period ended September 30, 2023

(Amount in millions INR, unless otherwise stated)

Particulars	Six Months Ended	
	September 30, 2023	September 30, 2022
	Unaudited	Unaudited (Refer Note 4)
Cash flows from operating activities		
Loss before tax	(205.34)	(29.36)
Adjustments to reconcile loss before tax to net cash flows:		
Depreciation and amortization	83.90	85.50
Finance income	(14.32)	(7.93)
Finance costs	75.85	64.36
Gain on termination/rent concession of leases	-	(2.78)
Unrealized foreign exchange loss/(gain)	(0.75)	(10.68)
Share based payment expense	107.99	62.13
Gain on sale of property, plant and equipment (net)	(0.05)	(0.09)
Liability no longer required to be paid	(0.70)	(29.30)
Provision (net) for doubtful debts and advances	(20.12)	(7.31)
Security deposit written off	0.10	1.00
Operating cash flow before changes in working capital:	**26.56**	**125.54**
Changes in working capital		
(Increase)/ Decrease in contract assets	(80.12)	-
(Increase)/ Decrease in trade receivables	(659.42)	(2,772.57)
(Decrease)/ Increase in trade payables	549.25	2,279.45
(Decrease)/ Increase in provisions	(4.57)	(3.30)
(Decrease)/ Increase in other financial and non-financial liabilities	206.66	(181.18)
(Increase)/ Decrease in other financial and non-financial assets	(197.31)	53.91
Net cash used in operations before tax	**(158.95)**	**(498.15)**
(Payment) / Refund of taxes (net)	(30.55)	(35.24)
Net cash used in operating activities (a)	**(189.50)**	**(533.39)**
Cash flows from investing activities:		
Purchase of property, plant and equipment	(0.93)	(18.66)
Proceeds from sale of property, plant and equipment	(0.03)	-
Purchase/development of intangible assets	(83.81)	(49.96)
Investment in term deposits	(2,563.49)	(80.33)
Proceeds from term deposits	679.02	236.94
Interest received	2.16	3.38
Net cash used in investing activities (b)	**(1,967.08)**	**91.37**
Cash flows from financing activities:		
Proceeds from issue of equity shares	6,020.70	-
Cost of issuance of shares	(189.95)	-
Proceeds from factoring	2,350.78	308.87
Repayment of factoring proceeds	(2,310.19)	(149.97)
Payment of principal portion of lease liabilities	(19.33)	(16.10)
Payment of Interest portion of lease liabilities	(16.47)	(18.08)
Payment of Sharebased expense charged by Ultimate holding company	(107.99)	(62.13)
Proceeds of issue of debenture	200.00	-
Repayment of vehicle loan	(3.48)	(2.40)
Interest paid	(57.55)	(25.88)
Net cash generated from financing activities (c)	**5,866.52**	**34.31**
Net decrease in cash and cash equivalents during the year (a+b+c)	**3,709.94**	**(407.71)**
Effect of exchange differences on cash & cash equivalents	0.86	1.13
Add: Cash and cash equivalents at the beginning of the year	254.76	592.39
Cash and cash equivalents at the end of the year	**3,965.56**	**185.81**
Components of cash and cash equivalents:		
Cash on hand	0.00	0.13
Balances with banks		
-On current accounts	976.69	59.21
-On EEFC accounts	5.69	17.36
Deposits with original maturity of less than 3 months	2,808.35	-
Credit card collections in hand	174.82	109.11
Total cash and cash equivalents	**3,965.56**	**185.81**

S.R. Batliboi & Associates LLP * Gurugram *

YATRA ONLINE LIMITED

Yatra Online Limited (formerly known as Yatra Online Private Limited)
Notes to the Unaudited Standalone Financial results

1. During the quarter ended September 30, 2023, the Company has completed its intial public offer (IPO) of 54,577,465 equity shares of face value of INR 1 each at a issue price of INR 142 per share, comprising fresh issue of 42,394,366 shares and offer for sale of 12,183,099 shares by selling shareholders. The equity shares of the Company were listed on National Stock Exchange of India Limited (NSE) and BSE Limited (BSE) on September 28, 2023.

The Company had incurred INR 415.69 million as IPO related expenses and allocated such expenses between the Company INR 323.05 million and selling shareholders INR 92.64 million. Such amount were allocated based on agreement between the Company and selling shareholders and in proportion to the total proceeds of the IPO. Out of Company's share of expenses of INR 323.05 million, INR 189.25 million has been adjusted to securities premium.

Details of utilisation of net IPO Proceeds of INR 500 million, are as follows:

(Amount in INR Million)

S.No	Objects of the Issue	Amount as proposed in Offer Document	Amount Utilised upto September 30, 2023	Amount Un-utilised upto September 30, 2023
1	Strategic investments, acquisitions and inorganic growth	1,500	-	1,500
2	Investment in customer acquisition and retention, technology, and	3,920	500*	3,420
3	General corporate purposes	281	-	281
	Total	**5,701**	**500**	**5,201**

* Net of advance adjustments till September 30, 2023.

Net IPO proceeds which were un-utilised as as at September 30, 2023 were temporarily invested in fixed deposits with scheduled commercial banks and in monitoring agency account.

2. This statement has been prepared in accordance with the Indian Accounting Standards (Ind AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter and other recognised accounting practices and policies to the extent applicable.

3. The unaudited standalone financial results for the quarter ended September 30, 2023 have been reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on November 14, 2023.

4. The unaudited standalone financial results and other financial information for the quarter and six months ended September 30, 2022 have not been audited or reviewed by statutory auditors.

5. Previous period numbers have been regrouped wherever applicable, to the extent possible, to confirm to the current period presentation.

For and on behalf of the Board of Directors of
Yatra Online Limited
(Formerly known as Yatra Online Private Limited)

S.R. Batliboi & Associates LLP * Gurugram *

YATRA ONLINE LIMITED

Date: November 14, 2023
Place: New Delhi

Dhruv Shringi
Whole Time Director cum CEO
DIN: 00334986